Exhibit 99.1

IMPERIAL CHEMICAL INDUSTRIES PLC – INTERIM REPORT 2004

Copies of the ICI’s Interim Report 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0) 20 767 1000

Copies of the Interim Report 2004 will shortly be available for inspection on the Company website at www.ici.com.

10 August 2004